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Investing is now open to friends.

We're crowdfunding!

Be a part of our mission to change energy for the better by investing in our company and the PowerPod.

Investing is open to friends and family before we invite the general public.

Click the button below for details or go to: https://wefunder.com/halcium

Invest



We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

halcium

Our mailing address is:
Halcium Energy
331 W Parrish Ln Ste 108-233
Centerville, UT 84014